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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                                       and
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                                   -----------
                                PINKERTON'S, INC.
                            (Name of Subject Company)
                                  SECURITAS AB
                           SECURITAS ACQUISITION CORP.
                                    (Bidders)
                                   -----------
    Common Stock, Par Value $0.001 Per Share (and Associated Purchase Rights)
                         (Title of Class of Securities)
                                   -----------
                                   723429 10 6
                      (CUSIP Number of Class of Securities)
                        --------------------------------
                               Mr. Thomas Berglund
                                  Securitas AB
                           Securitas Acquisition Corp.
                        70 Lindhagensplan, P.O. Box 12307
                           S-102 28 Stockholm, Sweden
                            Telephone: 46 8 657 74 00
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)
                                 With a copy to:
                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                            Telephone: (212) 728-8000



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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement") filed with the Securities and Exchange Commission on February 26, 1999 by Securitas AB, a Swedish corporation ("Securitas"), and Securitas Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Securitas ("Purchaser"), and amended by Amendment No. 1 filed on March 11, 1999. The Statement relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with the Company Common Stock, the "Shares"), of Pinkerton's, Inc., a Delaware corporation, at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 1999 (as amended or supplemented, the "Offer to Purchase"), a copy of which is attached to the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Statement as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

         The Statement is also a Statement on Schedule 13D of Securitas and Purchaser. This Amendment No. 2 also constitutes Amendment No. 2 to such Schedule 13D.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

         (b) The information set forth in Item 10(b) of the Statement is hereby amended by deleting the first sentence under the caption "Section 14-Conditions to the Offer" in the Offer to Purchase through immediately prior to clause (a) of such sentence and replacing it with the following:

                  "Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied prior to the Expiration Date, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or all approvals of and consents to the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement and the transactions contemplated thereby that are required under applicable foreign antitrust or competition laws shall not have been obtained prior to the expiration of the Offer or be in full force and effect at such expiration or (iii) at any time after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:"

         (f) The information set forth in Item 10(f) of the Statement is hereby amended by deleting in its entirety from the Offer to Purchase the fifth sentence of the second paragraph under

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the caption "Section 8-Certain Information Concerning the
Company-Certain Company Projections" and replacing it with the following:

         "None of Securitas, Purchaser or any of their respective representatives assumes any responsibility for the validity, reasonableness, or completeness of the projected financial information, and the Company has made no representation to Securitas or Purchaser regarding such information."

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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 1999

                                   SECURITAS ACQUISITION CORP.

                                   By: /s/ Hakan Winberg
                                       -----------------
                                       Name: Hakan Winberg
                                       Title: Vice President


                                   SECURITAS AB

                                   By: /s/ Hakan Winberg
                                       -----------------
                                       Name: Hakan Winberg
                                       Title: Executive Vice President and
                                              Chief Financial Officer


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